As filed with the Securities and Exchange Commission on November 18, 1998
                                               Registration No. 333-59731

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                              POST-EFFECTIVE
                      AMENDMENT NO. 1 to Part II of
                                   Form S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                             --------------------

                            GREENPOINT CREDIT CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware                                                                                                     13-4002891
(State or other jurisdiction of incorporation or organization)                      (I.R.S. Employer Identification Number)

                          GREENPOINT FINANCIAL CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware                                                                                                     06-1379001
(State or other jurisdiction of incorporation or organization)                      (I.R.S. Employer Identification Number)

                                90 Park Avenue
                           New York, New York 10016
                                (212) 834-1000
              (Address, including zip code, and telephone number,
    including area code, of each registrant's principal executive offices)

                            Howard C. Bluver, Esq.
                            GreenPoint Credit Corp.
                                90 Park Avenue
                           New York, New York 10016
                                (212) 834-1000
                      (Name, address, including zip code,
       and telephone number, including area code, of agent for service)

                                  Copies to:

                              Mark R. Levie, Esq.
                             Martin B. Howard, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                     777 South Figueroa Street, Suite 3200
                         Los Angeles, California 90017
                                (213) 629-2020

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement

          If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: [_]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. [X]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

                                                         Proposed
                                                         maximum           Proposed maximum          Amount of
Title of securities to be         Amount to be        offering price      aggregate offering       registration
        registered                 registered            per unit*               price               fee(1)(2)
-------------------------         ------------        ---------------     -------------------      -------------
GreenPoint                                                 100%            $3,000,000,000.00         $834,170.00
 Manufactured Housing              $3,000,000,000.00
 Contract Trust Pass-
 Through Certificates

 Limited Guarantee of                                      100%            $3,000,000,000.00              N/A
 GreenPoint Financial              $3,000,000,000.00
 Corp.

*Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

(1) $2,950.00 was filed on July 23, 1998 with the initial filing of the Registration Statement.

(2) $831,220.00 was filed on November 12, 1998 with the filing of Amendment No. 2 to the Registration Statement.

                         -----------------------------


================================================================================

          Item 16.   Exhibits

     Exhibit                                     Description of Exhibit
----------------   ----------------------------------------------------------------------------------
      1.1*         Form of Underwriting.
      2.1          Sale Agreement. (Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by
                   GreenPoint Financial Corp. on October 5, 1998)
      3.1*         Certificate of Incorporation of GreenPoint Financial.
      3.2*         Certificate of Incorporation of GreenPoint Credit Corp.
      3.3*         By-Laws of GreenPoint Financial.
      3.4*         By-Laws of GreenPoint Credit Corp.
      4.1*         Form of Pooling and Servicing Agreement.
      5.1*         Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality.
      8.1          Opinion of Orrick, Herrington & Sutcliffe LLP with respect to tax matters.
      8.2          Opinion of Orrick, Herrington & Sutcliffe LLP with respect to tax matters.
     12.1          Not Applicable.
     15.1          Not Applicable.
     23.1          Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 8.1 hereto).
     23.2*         Consent of PricewaterhouseCoopers LLP.
     23.3*         Consent of KPMG Peat Marwick, LLP.
     23.4*         Consent of PricewaterhouseCoopers LLP with respect to MBIA Insurance Corporation.
     24.1*         Powers of Attorney.
     25.1          Not Applicable.
     26.1          Not Applicable.
     27.1          Not Applicable.
     99.1          Not Applicable.

*     Filed previously.


               Undertakings.

          In accordance with Item 512 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), each of the undersigned registrants hereby undertakes:

               To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          Provided, however, that paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrants pursuant to the foregoing provisions, the registrants are aware that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either of the registrants of expenses incurred or paid by a director, officer or controlling person of either of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered. Each registrant, as applicable, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, that all of the registered securities will meet the security rating requirement in instruction I B.5 of Form S-3 by the time of the sale of the registered securities and that it has duly caused this Post-Effective Amendment No. 1 to Part II of the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California, on November 18, 1998.

             GREENPOINT CREDIT CORP.


       By:   /s/ John W. Wheeler
          ---------------------------------
       Name: John W. Wheeler
       Title: Director and President


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Part II of the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURES              TITLE                          DATE
         ----------              -----                          ----

     /s/ John W. Wheeler
---------------------------      President (Principal        November 18, 1998
      John W. Wheeler            Executive Officer) and
                                 Director

     /s/ John S. Buchanan
---------------------------
      John S. Buchanan           Senior Vice President,      November 18, 1998
                                 Treasurer (Principal
                                 Financial and Accounting
                                 Officer) and Director

    /s/ Martin L. McNabb
---------------------------
    Martin L. McNabb             Executive Vice President    November 18, 1998
                                 and Director

    /s/ Abdul H. Rajput
---------------------------
    Abdul H. Rajput              Executive Vice President    November 18, 1998
                                 and Director

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, that all of the registered securities will meet the security rating requirement in instruction I B.5 of Form S-3 by the time of the sale of the registered securities and that it has duly caused this Post-Effective Amendment No. 1 to Part II of the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 18, 1998.

     GREENPOINT FINANCIAL CORP.

     By:  /s/ Howard C. Bluver
        ---------------------------------
     Name:  Howard C. Bluver
     Title: Senior V.P. and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Part II of the Registration Statement has been signed by the following persons or their respective attorneys-in-fact in the capacities and on the dates indicated.

             SIGNATURES                              TITLE                                    DATE
             ----------                              -----                                    ----
     /s/ Thomas S. Johnson*
   -------------------------            Chairman of the Board and Chief                  November 18, 1998
         Thomas S. Johnson              Executive Officer

      /s/ Bharat B. Bhatt*
   -------------------------            Member of the Board, President and               November 18, 1998
          Bharat B. Bhatt               Chief Operating Officer


      /s/ Jeffrey Leeds*
   -------------------------            Executive Vice President, Finance                November 18, 1998
          Jeffrey Leeds                 (Principal Financial Officer)


    /s/ Mary Beth Farrell*
   -------------------------            Senior Vice President and                        November 18, 1998
        Mary Beth Farrell               Comptroller

    /s/ Wilfred O. Uhl*
   -------------------------            Director                                         November 18, 1998
       Wilfred O. Uhl

    /s/ Robert M. Mclane*
   -------------------------            Director                                         November 18, 1998
      Robert M. McLane

    /s/ Dan F. Huebner*
   -------------------------            Director                                         November 18, 1998
        Dan F. Huebner


   -------------------------            Director                                         November __, 1998
       Robert P. Quinn

    /s/ Robert F. Vizza*
--------------------------------        Director                                         November 18, 1998
    Robert F. Vizza

    /s/ William M. Jackson*
--------------------------------        Director                                         November 18, 1998
    William M. Jackson

    /s/ Jules Zimmerman*
--------------------------------        Director                                         November 18, 1998
    Jules Zimmerman

    /s/ Charles B. McQuade*
--------------------------------        Director                                         November 18, 1998
    Charles B. McQuade

    /s/ Alvin N. Puryear*
--------------------------------        Director                                         November 18, 1998
    Alvin N. Puryear


--------------------------------        Director                                         November __, 1998
    Susan J. Kropf


--------------------------------        Director                                         November __, 1998
    Edward C. Schmults



    /s/  Howard C. Bluver
--------------------------------
    *By HOWARD C. BLUVER
      Attorney-in-Fact

                                                                   Exhibit Index
                                                                   -------------

   Exhibit                                       Description of Exhibit
--------------        ----------------------------------------------------------------------------------
       1.1*           Form of Underwriting.
       2.1            Sale Agreement. (Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by
                      GreenPoint Financial Corp. on October 5, 1998)
       3.1*           Certificate of Incorporation of GreenPoint Financial.
       3.2*           Certificate of Incorporation of GreenPoint Credit Corp.
       3.3*           By-Laws of GreenPoint Financial.
       3.4*           By-Laws of GreenPoint Credit Corp.
       4.1*           Form of Pooling and Servicing Agreement.
       5.1*           Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality.
       8.1            Opinion of Orrick, Herrington & Sutcliffe LLP with respect to tax matters.
       8.2            Opinion of Orrick, Herrington & Sutcliffe LLP with respect to tax matters.
      12.1            Not Applicable.
      15.1            Not Applicable.
      23.1            Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 8.1 hereto).
      23.2*           Consent of PricewaterhouseCoopers LLP.
      23.3*           Consent of KPMG Peat Marwick, LLP.
      23.4*           Consent of PricewaterhouseCoopers LLP with respect to MBIA Insurance Corporation.
      24.1*           Powers of Attorney.
      25.1            Not Applicable.
      26.1            Not Applicable.
      27.1            Not Applicable.
      99.1            Not Applicable.

*     Filed previously.